HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 August 2, 2007

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tongji Healthcare Group, Inc.
            Registration Statement on Form SB-2 Amendment #4
            File No. 333-140645

     This office represents Tongji Healthcare Group, Inc. (the "Company"). Amendment #4 to the Company's registration statement has been field with the Commission. In response to the comment received from the Staff by letter dated July 30, 2007 the accountant's consent has been revised to include the reference to him as an expert in the prospectus.


                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                By /s/ William T. Hart
                                  ---------------------------------
                                   William T. Hart